SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

JAKKS PACIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47012E106

(CUSIP Number)

California Capital Z, LLC

10182 Culver Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 2 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 239,622 (See Item 5)
	8	SHARED VOTING POWER 4,351,764 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 239,622 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,351,764 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,591,386 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN

*	See Instructions

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) California Capital Z, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 4,351,764 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,351,764 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,351,764 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – limited liability company

*	See Instructions

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 4 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NantWorks LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 1,500,000 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,500,000 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – limited liability company

*	See Instructions

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 5 OF 9 PAGES

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”), on October 15, 2012, by California Capital Z, LLC, a limited liability company (“California Capital”), and Dr. Patrick Soon-Shiong with respect to the common stock, par value $0.001 per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Company”), as amended by (i) Amendment No. 1 thereto, filed with the SEC on April 9, 2013, and (ii) Amendment No. 2 thereto filed with the SEC on April 10, 2013. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 3) shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended to include the following information:

NantWorks LLC, a Delaware limited liability company (“NantWorks”), is joining Dr. Soon-Shiong and California Capital as a joint filer of this Schedule 13D.

The principal business of NantWorks is the convergence of next generation machine vision, object and voice recognition technologies, ultra-low power semiconductors, supercomputing, and advanced networks for the purpose of bringing the digital revolution to healthcare, commerce and digital entertainment to an entirely new level.

The principal executive office of NantWorks is located at 9920 Jefferson Boulevard, Culver City, California 90232.

During the last five years, NantWorks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, NantWorks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which NantWorks was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

On September 12, 2012, NantWorks and the Company entered into a joint venture to exploit NantWorks’ patented recognition technologies in conjunction with toy and consumer products. In connection with such joint venture, the Company issued to NantWorks a warrant (the “Warrant”) exercisable for 1,500,000 shares of Common Stock at an exercise price of $16.2823, subject to customary anti-dilution and other adjustments set forth in the Warrant. The Warrant is exercisable immediately and expires on September 12, 2017. The foregoing description of the Warrant is a summary only and is qualified in its entirety by the actual text of the Warrant. A copy of the Warrant is included as Exhibit 3 to this Schedule 13D and hereby incorporated by reference in its entirety in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

NantWorks acquired the Warrant for investment purposes.

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 6 OF 9 PAGES

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

The following calculations of percentage ownership of the outstanding Common Stock are based on 22,306,338 shares of Common Stock outstanding as of May 9, 2013, as reported in the Form 10-Q filed by the Company with the SEC on May 10, 2013.

(a)-(b)	Due to its ownership of the Warrant, NantWorks may be deemed to beneficially own 1,500,000 shares of Common Stock, representing approximately 6.3% of the outstanding Common Stock (after giving effect to the exercise of the Warrant).

California Capital directly owns 2,851,764 shares of Common Stock, representing approximately 12.8% of the outstanding Common Stock. In addition, as the sole member of NantWorks, California Capital may be deemed to beneficially own all Common Stock beneficially owned by NantWorks. Accordingly, California Capital may be deemed to beneficially own, in the aggregate, 4,351,764 shares of Common Stock, representing approximately 18.3% of the outstanding Common Stock (after giving effect to the exercise of the Warrant).

Dr. Soon-Shiong directly owns 239,622 shares of Common Stock, representing approximately 1.1% of the outstanding Common Stock. In addition, as the sole member of California Capital, Dr. Soon-Shiong may be deemed to beneficially own all Common Stock beneficially owned by California Capital (including all Common Stock beneficially owned by NantWorks). Accordingly, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 4,591,386 shares of Common Stock, representing approximately 19.3% of the outstanding Common Stock (after giving effect to the exercise of the Warrant).

Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 239,622 shares of Common Stock that are directly owned by him. California Capital may be deemed to share the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 2,851,764 shares of Common Stock that are directly owned by California Capital with Dr. Soon-Shiong. NantWorks may be deemed to share the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 1,500,000 shares of Common Stock issuable upon exercise of the Warrant with California Capital and Dr. Soon-Shiong.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

On September 12, 2012, the Company and NantWorks entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company was required to use reasonable efforts to register the offer and sale of the Common Stock issuable upon exercise of the Warrant and maintain the effectiveness of such registration through September 12, 2017, subject to the terms and conditions set forth in the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by the actual text of the Registration Rights Agreement. A copy of the Registration Rights Agreement is included as Exhibit 4 to this Schedule 13D and hereby incorporated by reference in its entirety in response to this Item 6.

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 7 OF 9 PAGES

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

2	Joint Filing Agreement, dated as of July 5, 2013, among Dr. Soon-Shiong, California Capital and NantWorks (filed herewith).

3	Warrant for the Purchase of Common Stock, dated as of September 12, 2012, by the Company in favor of NantWorks (filed herewith).

4	Registration Rights Agreement, dated as of September 12, 2012, between the Company and NantWorks (filed herewith).

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 8 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: July 15, 2013

CALIFORNIA CAPITAL Z, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

NANTWORKS LLC

By:	/s/ Charles Kenworthy
Its:	Authorized Signatory

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 9 OF 9 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of October 15, 2012, between California Capital Z, LLC and Dr. Patrick Soon-Shiong (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 15, 2012).

2	Joint Filing Agreement, dated as of July 5, 2013, among Dr. Patrick Soon-Shiong, California Capital Z, LLC and NantWorks LLC (filed herewith).

3	Warrant for the Purchase of Common Stock, dated as of September 12, 2012, by JAKKS Pacific, Inc. in favor of NantWorks LLC (filed herewith).

4	Registration Rights Agreement, dated as of September 12, 2012, between JAKKS Pacific, Inc. and NantWorks LLC (filed herewith).